                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                  SCHEDULE TO/A

                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 2

                                 ---------------

                              SPECTRA-PHYSICS, INC.
                       (ISSUER) (NAME OF SUBJECT COMPANY)

                        SPECTRA-PHYSICS ACQUISITION, INC.
                        (NAME OF FILING PERSON) (OFFEROR)

                           THERMO ELECTRON CORPORATION
                        (NAME OF FILING PERSON) (OFFEROR)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                CUSIP 883593 10 5
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                             SETH H. HOOGASIAN, ESQ.
                                 GENERAL COUNSEL
                           THERMO ELECTRON CORPORATION
                                 81 WYMAN STREET
                        WALTHAM, MASSACHUSETTS 02454-9046
                                 (781) 622-1000

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
       TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                 WITH A COPY TO:

                              NEIL H. ARONSON, ESQ.
                           MINTZ, LEVIN, COHN, FERRIS,
                             GLOVSKY AND POPEO, P.C.
                              ONE FINANCIAL CENTER
                           BOSTON, MASSACHUSETTS 02111
                                 (617) 542-6000


                                 ---------------

                            CALCULATION OF FILING FEE

Transaction Valuation(1):   $127,633,082.50      Amount of Filing Fee(2):$25,527

(1) For purposes of calculating fee only. This amount is based upon (a) the maximum number of Shares to be purchased pursuant to the Offer and (b) the price offered per Share.

(2) The amount of the filing fee, calculated in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the Transaction Valuation.



/X/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:                   $25,527
         Form or Registration No.:                 Schedule TO-T/13E-3
         Filing Party:                             Thermo Electron Corporation
         Date Filed:                               November 16, 2001



/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         /X/     third-party tender offer subject to Rule 14d-1.

         / /     issuer tender offer subject to Rule 13e-4.

         /X/     going-private transaction subject to Rule 13e-3.

         /X/     amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

                            SCHEDULE 13D INFORMATION

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Thermo Electron Corporation
         IRS No. 04-2209186

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  / /
                                                               (b)  /X/

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

         WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                              / /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware

NUMBER OF                                            7.      SOLE VOTING POWER
SHARES
BENEFICIALLY                                                 13,333,000
OWNED BY
EACH
REPORTING                                            8.      SHARED VOTING POWER
PERSON WITH                                                  0

9.       SOLE DISPOSITIVE POWER

         13,333,000

10.      SHARED DISPOSITIVE POWER

         0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         13,333,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      / /

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         78.5%

14.      TYPE OF REPORTING PERSON*

         CO

         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 16, 2001, as amended on December 7, 2001 (the "Schedule TO") relating to the offer by Spectra-Physics Acquisition, Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Thermo Electron Corporation ("Thermo Electron"), a Delaware corporation, to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Spectra-Physics, Inc., a Delaware corporation (the "Company"), that Thermo Electron and its subsidiaries do not currently own, at a purchase price of $17.50 per Share net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 16, 2001 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit 12(a)(1), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"), a copy of which is attached hereto as Exhibit 12(a)(2). The information in the Offer to Purchase under the captions "Summary", "Introduction", "Special Factors", "The Tender Offer", "Material Federal Income Tax Consequences", "Price Range Of The Shares; Dividends", "Certain Information Concerning The Company", "Certain Information Concerning The Purchaser And Thermo Electron", "Source And Amount Of Funds" and "Fees And Expenses" and Schedules I, II and III to the Offer to Purchase are incorporated herein by reference as set forth below.



ITEM 1.          SUMMARY TERM SHEET.

         See the section of the Offer to Purchase captioned "Summary".

ITEM 2.          SUBJECT COMPANY INFORMATION.

         (a) See the section of the Offer to Purchase captioned "Certain Information Concerning The Company".

         (b)      See the section of the Offer to Purchase captioned
                  "Introduction".

         (c) See the section of the Offer to Purchase captioned "Price Range Of The Shares; Dividends".

ITEM 3.          IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) See the section of the Offer to Purchase captioned "Certain Information Concerning The Purchaser And Thermo Electron" and
                 Schedule I to the Offer to Purchase ("Members Of The Boards Of Directors And Executive Officers Of The Purchaser And Thermo Electron").

         (b) See the section of the Offer to Purchase captioned "Certain Information Concerning The Purchaser And Thermo Electron" and
                 Schedule I to the Offer to Purchase ("Members Of The Boards Of Directors And Executive Officers Of The Purchaser And Thermo Electron").

         (c) See the section of the Offer to Purchase captioned "Certain Information Concerning The Purchaser And Thermo Electron" and
                 Schedule I to the Offer to Purchase ("Members Of The Boards Of Directors And Executive Officers Of The Purchaser And Thermo Electron").

ITEM 4.          TERMS OF THE TRANSACTION.

         (a) See the sections of the Offer to Purchase captioned "Summary", "Introduction", "Special Factors - Background To The Offer And The Merger", "Special Factors - Other Possible Purchases Of Shares", "The Tender Offer - Terms Of The Offer; Expiration Date", "The Tender Offer - Acceptance For Payment And Payment For Shares", "The Tender Offer - Procedures For Accepting The Offer And Tendering Shares", "The Tender Offer - Withdrawal Rights" and "Material Federal Income Tax Consequences".

ITEM 5.          PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (a) See the sections of the Offer to Purchase captioned "Special Factors - Background To The Offer And The Merger", "Special Factors - Conflicts Of Interest - Executive Officers And Directors of the Company" and "Certain Information Concerning The Purchaser And Thermo Electron - Certain Transactions" and Schedule I to the Offer to Purchase ("Members Of The Boards Of Directors And Executive Officers Of The Purchaser And Thermo Electron").

         (b) See the sections of the Offer to Purchase captioned "Special Factors - Background To The Offer And The Merger", "Special Factors - Conduct Of Thermo Electron After The Offer And The Merger", "Certain Information Concerning The Purchaser And Thermo Electron - Certain Transactions" and Schedule II to the Offer to Purchase ("Information Concerning Transactions in the Common Stock of the Company").

ITEM 6.          PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a) and (c)(1)-(7) See the sections of the Offer to Purchase captioned "Introduction", "Special Factors - Background To The Offer And The Merger", "Special Factors - Reasons For The Offer And The Merger", "Special Factors - Other Possible Purchases Of Shares", "Special Factors - Certain Effects Of The Offer And The Merger", "Special Factors - Conduct Of Thermo Electron After The Offer And The Merger", and "Special Factors - Conduct Of Thermo Electron If The Offer Is Not Completed".

ITEM 7.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a), (b) and (d) See the section of the Offer to Purchase captioned "Source And Amount Of Funds".

ITEM 8.          INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) See the section of the Offer to Purchase captioned "Introduction" and Schedule I to the Offer to Purchase ("Members Of The Boards Of Directors And Executive Officers Of The Purchaser And Thermo Electron").

         (b) See Schedule II to the Offer to Purchase ("Information Concerning Transactions In The Common Stock Of The Company").

ITEM 9.          PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a) See the sections of the Offer to Purchase captioned "Introduction" and "Fees And Expenses".

ITEM 10.         FINANCIAL STATEMENTS.

         (a) The financial statements of the Purchaser and Thermo Electron are not material to the Offer.

         (b) Pro forma financial statements of the Purchaser and Thermo Electron are not material to the Offer.

ITEM 11.         ADDITIONAL INFORMATION.

         (a)(1)  None.

         (a)(2) See the sections of the Offer to Purchase captioned "Introduction", "The Tender Offer - Acceptance For Payment And Payment For Shares" and "The Tender Offer - Certain Legal Matters; Regulatory Approvals".

         (a)(3) See the section of the Offer to Purchase captioned "The Tender Offer - Certain Legal Matters; Regulatory Approvals".

         (a)(4) See the sections of the Offer to Purchase captioned "Special Factors - Certain Effects Of The Offer And The Merger".

         (a)(5)  None.

         (b) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 12.         EXHIBITS.

         (a)(1)  Offer to Purchase dated November 16, 2001.

         (a)(2)  Letter of Transmittal.

         (a)(3)  Notice of Guaranteed Delivery.

         (a)(4) Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

         (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

         (a)(6)  Summary Advertisement as published on November 16, 2001.

         (a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

         (a)(8) Press Release issued by Thermo Electron on August 21, 2001 (incorporated herein by reference from the Schedule TO-C filed by Thermo Electron filed with the Commission on August 21, 2001).

         (a)(9) Press Release issued by Thermo Electron on September 26, 2001 (incorporated herein by reference from the Schedule TO-C filed by Thermo Electron with the Commission on September 26, 2001).

         (a)(10) Press Release issued by Thermo Electron on November 6, 2001 (incorporated herein by reference from the Schedule TO-C filed by Thermo Electron with the Commission on November 6, 2001).

         (a)(11) Press Release issued by Thermo Electron on November 16, 2001.

         (b)     None.

         (d)     None.

         (g)     None.

         (h)     None.

ITEM 13.         INFORMATION REQUIRED BY SCHEDULE 13E-3.

         ITEM 2.           SUBJECT COMPANY INFORMATION.

         (d) See the section of the Offer to Purchase captioned "Price Range Of The Shares; Dividends".

         (e)      Not applicable.

         (f) See Schedule II to the Offer to Purchase ("Information Concerning Transactions In The Common Stock Of the Company").

         ITEM 4.           TERMS OF THE TRANSACTION.

         (c)     None.

         (d) See the section of the Offer to Purchase captioned "The Merger; Appraisal Rights".

         (e) See the section of the Offer to Purchase captioned "Certain Information Concerning The Company".

         (f)     Not applicable.

         ITEM 5.       PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (c) See the sections of the Offer to Purchase captioned "Introduction" and "Special Factors - Background To The Offer And The Merger".

         (e) See the sections of the Offer to Purchase captioned "Special Factors - The Merger" and "Source And Amount Of Funds".

         ITEM 6.           PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

         (b) See the section of the Offer to Purchase captioned "Special Factors - The Merger".

         (c)(8) See the section of the Offer to Purchase captioned "Special Factors - Certain Effects Of The Offer And The Merger".

         ITEM 7.           PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.


         (a), (b) and (c) See the sections of the Offer to Purchase captioned "Introduction", "Special Factors - Background To The Offer And The Merger", "Special Factors - Reasons For The Offer And The Merger" and "Special Factors - Position Of Thermo Electron and the Purchaser As To Fairness Of The Offer And The Merger".


         (d) See the sections of the Offer to Purchase captioned "Special Factors - Certain Effects Of The Offer And The Merger", "Special Factors - Conduct Of Thermo Electron After The Offer And The Merger", "Special Factors - Conduct Of Thermo Electron If The Offer Is Not Completed", and "Material Federal Income Tax Consequences".

         ITEM 8.           FAIRNESS OF THE TRANSACTION.


         (a), (b), (c), (d), (e) and (f) See the sections of the Offer to Purchase captioned "Special Factors - Background To The Offer And The Merger", "Special Factors - Position Of Thermo Electron and the Purchaser As To Fairness Of The Offer And The Merger", "Special Factors - Summary Of JPMorgan's Analysis And Opinion", "Special Factors - Other Possible Purchases Of Shares" and "Special Factors -The Merger."

         ITEM 9.           REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

         (a),(b) and (c)   See the section of the Offer to Purchase captioned
"Special Factors - Summary Of JPMorgan's Analysis And Opinion".

         ITEM 10.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (c) See the section of the Offer to Purchase captioned "Fees And Expenses".

         ITEM 12.          THE SOLICITATION OR RECOMMENDATION.

         (d) See the section of the Offer to Purchase captioned "Special Factors - Conflicts Of Interest".


         (e) Except for the positions of the members of the Special Committee of the Board of Directors of the Company and the Board of Directors of Thermo Electron as set forth in the sections of the Offer to Purchase captioned "Special Factors - Background To The Offer And The Merger" and "Special Factors - Position Of Thermo Electron and the Purchaser As To Fairness Of The Offer And The Merger", the filing persons are not aware of any officer, director or affiliate of the Company or any person listed on Schedule I to the Offer to Purchase who has made a recommendation either in support of or against the Offer.


         ITEM 13.          FINANCIAL STATEMENTS.

         (a) (1) The audited consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2000 and December 31, 1999 are incorporated herein by reference to the Consolidated Financial Statements of the Company included as part of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000.

         (2) The unaudited consolidated financial statements of the Company for the nine months ended September 30, 2001 are incorporated herein by reference to Item 1 ("Financial Statements") of Part I of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.

         (3) See the section of the Offer to Purchase captioned "Certain Information Concerning the Company - Financial Information".

         (b) Pro forma financial statements of the Company are not material to the Offer.

         ITEM 14.        PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

         (b)     None.

         ITEM 16.          EXHIBITS.


         (c)(1)  Opinion of J.P. Morgan Securities Inc. dated November 6, 2001.

         (c)(2) Presentation of J.P. Morgan Securities Inc. to the Thermo Electron Board of Directors dated August 20, 2001.

         (c)(3) Presentation of J.P. Morgan Securities Inc. to the Thermo Electron Board of Directors dated November 6, 2001.


         (f)     Summary of Appraisal Rights.

                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                           SPECTRA-PHYSICS ACQUISITION, INC.

                           By: /s/ Theo Melas-Kyriazi
                               -----------------------------------------
                                Name: Theo Melas-Kyriazi
                                TITLE: PRESIDENT

                           THERMO ELECTRON CORPORATION

                           By: /s/ Theo Melas-Kyriazi
                               -----------------------------------------
                                Name: Theo Melas-Kyriazi
                                TITLE: VICE PRESIDENT AND CHIEF
                                FINANCIAL OFFICER



Date: December 14, 2001

                                            EXHIBIT INDEX


EXHIBIT          DESCRIPTION
12(a)(1)         Offer to Purchase dated November 16, 2001.

12(a)(2)         Letter of Transmittal.

12(a)(3)         Notice of Guaranteed Delivery.

12(a)(4)         Letter from the Dealer Manager to Brokers, Dealers, Commercial
                 Banks, Trust Companies and Nominees.

12(a)(5)         Letter to Clients for use by Brokers, Dealers, Commercial
                 Banks, Trust Companies and Nominees.

12(a)(6)         Summary Advertisement as published on November 16, 2001.

12(a)(7)         Guidelines for Certification of Taxpayer Identification
                 Number on Substitute Form W-9.

12(a)(8)         Press Release issued by Thermo Electron on August 21, 2001
                 (incorporated herein by reference from the Schedule TO-C filed by Thermo Electron filed with the Commission on August
                 21, 2001).

12(a)(9)         Press Release issued by Thermo Electron on September 26, 2001
                 (incorporated herein by reference from the Schedule TO-C filed by Thermo Electron with the Commission on September 26, 2001).

12(a)(10)        Press Release issued by Thermo Electron on November 6, 2001
                 (incorporated herein by reference from the Schedule TO-C filed by Thermo Electron with the Commission on November 6, 2001).

12(a)(11)        Press Release issued by Thermo Electron on November 16, 2001.

12(b)            Not applicable

12(c)(1)         Opinion of J.P. Morgan Securities Inc. dated November 6, 2001.

12(c)(2)         Presentation of J.P. Morgan Securities Inc. to the Thermo
                 Electron Board of Directors dated August 20, 2001.

12(c)(3)         Presentation of J.P. Morgan Securities Inc. to the Thermo
                 Electron Board of Directors dated November 6, 2001.

12(d)            Not applicable

12(e)            Not applicable

12(f) Summary of Appraisal Rights (included in Exhibit 12(a) (1) in the section captioned "The Merger; Appraisal Rights") and
                 Schedule III to Exhibit 12(a)(1) "Section 262 of the Delaware
                 General Corporation Law").

12(g)            Not applicable

12(h)            Not applicable